Zosano Pharma Corporation

34790 Ardentech Court

Fremont, CA 94555

July 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Re:	Zosano Pharma Corporation

Registration Statement on Form S-3 (Registration No. 333-257682)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration by the U.S. Securities and Exchange Commission (the “Commission”) of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of Zosano Pharma Corporation (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on July 14, 2021, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Richard Kim at (650) 470-4980.

Thank you for your assistance in this matter.

Very truly yours,

Zosano Pharma Corporation

By:	/s/ Steven Lo
Steven Lo
Chief Executive Officer and President

[Signature Page to Zosano Pharma Corporation Acceleration Letter]